Exhibit 2.29

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:40 PM 04/21/2015
FILED 02:40 PM 04/21/2015
SRV 150548828 - 3318552 FILE

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Metatron, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “add to ARTICLE IV” so that, as amended, said Article shall be and read as follows:

Directors/Stockholders of Metatron, Inc, have approved by majority vote and hereby consent to, adopt, ratify confirm and approve as of May 10, 2015 a reverse stock split of the common stock of the company at a ratio of 10,000 for 1 added to Art IV of Articles

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 8th day of April, 2015.

By:	/s/ Ralph Riehl
Authorized Officer
Title:	CEO

Name:	Ralph Riehl
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